VOTING INSTRUCTION FORM (“VIF”)

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF MERUS LABS
INTERNATIONAL INC. (THE "COMPANY") TO BE HELD AT

100 WELLINGTON ST. WEST, SUITE 2110 TORONTO, ONTARIO M5K 1H1

ON MARCH 27, 2013, AT 10:00 AM (EASTERN TIME)

I/We, being holders(s) of securities , Guebert Farah , of the Company hereby appoints Elie a director of the Company, or failing this person, David a director of the Company, or failing this person, Timothy G. Sorensen, a director of the Company, or, in the place of the foregoing, ______________________________ (see Item 3 on the reverse) as my/our appointee to attend, act and vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the above-noted meeting and at any adjournment or postponement thereof.

I/We hereby revoke any voting instruction form previously given to attend and vote at said Meeting.

THIS VOTING INSTRUCTION FORM IS NOT	SIGN HERE: _________________________________________
VALID UNLESS IT IS SIGNED AND DATED.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.	Please Print Name: ____________________________________

Date: _______________________________________________

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To set the number of directors of the Company at six			N/A
2.	To elect Elie Farah as a director,		N/A
3.	To elect Ahmad Doroudian as a director,		N/A
4.	To elect David Guebert as a director,		N/A
5.	To elect Robert Pollock as a director,		N/A
6.	To elect Joseph Rus as a director,		N/A
7.	To elect Timothy Sorensen as a director		N/A
8.	To appoint Deloitte & Touche LLP as auditors of the Company			N/A
9.	To transact such other business as may properly come before the Meeting			N/A

INSTRUCTIONS FOR COMPLETION OF VOTING INSTRUCTION FORM (“VIF”):

1)

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified on the reverse. Unless you or someone on your behalf attends the meeting in person, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

2)

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

3)

If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please strike out the management appointee names as shown and insert your name or the name of the person you wish to represent you at the Meeting in the space provided. If no choice is specified with respect to the matters to be voted on at the Meeting, the appointee has discretionary authority to vote as the appointee sees fit.

If you are not able to attend the Meeting in person or do not wish to appoint some other person or company to attend on your behalf, but wish to vote on the resolutions, you may appoint one of the management appointees named on this VIF by leaving the wording appointing the nominee as is (i.e. do not strike out the management appointee shown and do not insert a name in the blank space provided for the appointment of an alternate appointee). Where no choice is specified with respect to a resolution set out herein, a management appointee acting as a proxyholder will vote in favour of each matter identified on this VIF.

4)

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5)	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

6)	If this VIF is not dated, it will be deemed to bear the date on which management mailed the VIF.

7)	This VIF confers onto the appointees discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

8)	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

9)	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

10)	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

11)	To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

INTERNET VOTING 24 Hours a Day, 7 days a week:
If a WEB VOTING ID NUMBER appears on the face of this Voting Instruction Form in the address box (see example below), you can complete internet voting at https://secure.olympiatrust.com/proxy/

Vote By Internet	Example:	123456 9999 1000 123F45K	o 123F45K would be
		JOHN DOE	your WEB VOTING ID
		123 MAIN STREET	NUMBER
CALGARY AB T1A 1A1

RETURN YOUR VOTING INSTRUCTION FORM BY MAIL, FACSIMILE OR E-MAIL TO OLYMPIA TRUST COMPANY:
Olympia Trust Company, Proxy Department,
Vote By Mail,	1003-750 West Pender Street, Vancouver, British Columbia V6C 2T8
Fax or E-mail	Facsimile: (604) 484-8638
E-mail: proxy@olympiatrust.com

Do not mail the printed VIF if you have voted via the internet, facsimile or email.